SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K

(Mark One) [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For The Fiscal Year Ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from       to

Commission file number  0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees, 201 Centennial Avenue, Piscataway, NJ 08854

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MCI Communications Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                       Page(s)
                                                                       -------

Report of Independent Accountants                                            3

Statements of Net Assets Available for Benefits at
December 31, 1996 and 1995                                                   4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1996 and 1995                      5

Notes to Financial Statements                                             6-20

Additional Information:
  Schedule I.              Schedule of Assets Held for Investment
                           Purposes at December 31, 1996                    21

  Schedule II.             Schedule of Reportable Transactions
                           For the year ended December 31, 1996             22

Signature                                                                   23

Exhibits:
  23. Consent of Independent Accountants                                    24

  99. DOL Filing Confirmation                                               25

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the Western Union International, Inc.
401(k) Plan for Collectively Bargained Employees

In our  opinion,  the  accompanying  statements  of  net  assets  available  for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
--------------------
PRICE WATERHOUSE LLP
Washington, D.C.
June 11, 1997

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                   December 31,
                                        --------------------------------
                                            1996                1995
                                        ------------        ------------
Assets
------
Non-interest bearing cash               $         64        $     79,177
                                        ------------        ------------
Contributions receivable:
   Employee                                   30,302                   0
   Employer                                    9,452                  40
                                        ------------        ------------
   Total contributions receivable             39,754                  40
                                        ------------        ------------
Cash-in-transit                               51,245                   0
Other receivables                                 17                   0
                                        ------------        ------------
   Total receivables                          91,016                  40
                                        ------------        ------------
General investments:

  Participant loans                          624,892             390,896

  Value of interest in collective
   investment funds of trustee             3,090,301           1,810,640

  Value of interest in registered
   investment companies                    5,427,745           3,752,425

  Value of guaranteed investment
   contracts                               1,682,434           2,883,276
                                        ------------        ------------

   Total general investments              10,825,372           8,837,237
                                        ------------        ------------
Employer related investments:

  Employer securities                      6,172,278           4,168,087
                                        ------------        ------------
    Total assets                          17,088,730          13,084,541
                                        ------------        ------------
Liabilities
-----------
Operating payables                           (51,264)             (3,392)
                                        ------------        ------------
Net assets available for benefits       $ 17,037,466        $ 13,081,149
                                        ============        ============

The accompanying notes are an integral part of these financial statements.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                             Year Ended December 31,
                                        --------------------------------
                                            1996                 1995
                                        ------------          ----------
ADDITIONS
---------
Contributions:
  Participant                             $1,616,571          $1,586,820
  Non-cash employer                          518,284             504,446
  Rollovers                                   33,220             173,336
                                          ----------          ----------
     Total contributions                   2,168,075           2,264,602
                                          ----------          ----------
Earnings on investments:
  Interest on participant loans               36,065              25,748
  Interest on guaranteed investment
     contracts                               169,330             212,599
  Interest on collective investment
     funds of the trustee                    158,183              90,752
  Dividends on employer securities             8,563               7,660
  Net gain from registered
     investment companies                    686,881             949,219
  Net gain on sale of employer securities     25,264                   0
  Unrealized appreciation of assets        1,112,566           1,059,467
                                          ----------          ----------
     Total earnings on investments         2,196,852           2,345,445
                                          ----------          ----------
Total additions                            4,364,927           4,610,047

DEDUCTIONS
----------
Participant benefit payments                (190,153)           (241,341)
Participant account fees                        (780)                  0
                                          ----------          ----------
Net increase                               4,173,994           4,368,706

Transfers to:
   MCI Exempt 401(k) Plan                   (209,933)           (128,838)
   MCI Non-Exempt 401(k) Plan                 (7,744)                  0

Net assets available for benefits,
  beginning of year                       13,081,149           8,841,281
                                          ----------          ----------
Net assets available for benefits,
  end of year                            $17,037,466         $13,081,149
                                         ===========         ===========

The accompanying notes are an integral part of these financial statements.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           DECEMBER 31, 1996 and 1995

NOTE 1 - DESCRIPTION OF THE PLAN

     The following brief description of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Effective July 1, 1990, Western Union International, Inc. (the "Company") established a defined contribution, deferred savings plan called the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees. The Plan sponsor is Western Union International, Inc., a wholly owned subsidiary of MCI International, Inc., which is a wholly owned subsidiary of MCI Communications Corporation. Employees of the Company who are represented by American Communications Association Locals 9 or 111 and the Communications Trade Division affiliated with the International Brotherhood of Teamsters are generally eligible to participate in the Plan. Effective July 1, 1996, the Company amended and restated the Plan.

Contributions
-------------

     Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21 (age 18 prior to July 1, 1996). Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of cash or MCI Communications Corporation Common Stock ("MCI Common Stock") at a rate of $.50 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made weekly and, when made in the form of MCI Communications Corporation Common Stock, is determined by the closing price of MCI Communications Corporation Common Stock on the date posted to the participants' accounts. Prior to July 1, 1996, the Company's matching contribution was made monthly and, when made in the form of MCI Communications Corporation Common Stock, was determined by the closing price of MCI Communications Corporation Common Stock on the last trading day of the month. Participants' Elective Contributions are withheld from their weekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. Participants also receive credit for years of service for each calendar year prior to July 1, 1990 during which they completed 1,000 hours of service.

     As  of  July  1,  1996,  the  investment   funds   available  for  Elective
     Contributions were increased from four to seven funds. Elective Contributions are invested in any of the seven investment funds in accordance with participants' instructions. The available investment funds are:

       -      MCI Common Stock Fund

     A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.

       -      EuroPacific Growth Fund

     A long-term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund is a member of The American Funds Group and is managed by Capital Research and Management Company.

       -      Dreyfus S&P 500 Stock Index Portfolio (formerly the Equity
              Index Fund)

     An equity index mutual fund invested in common stock that is comparable to the Standard & Poor's 500 Composite Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee.The trustee oversees the fund in accordance with the trust agreement.

       -      Putnam Voyager Fund (formerly the Aggressive Equity Fund)

     A long-term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

       -      Putnam New Opportunities Fund

     A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustees.

       -      Putnam Balanced Retirement Fund

     A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustees.

       -      Stable Value Fund

     This fund was formerly known as the Long-Term Fixed Income Fund. The fund consists of investments in the Putnam Stable Value Fund and individually held guaranteed investment contracts (GICs) issued by insurance companies that offer fixed interest rates on investments. The fund seeks to maintain a constant book value of $1.00 per share. The Putnam Stable Value Fund is a collective investment trust created and maintained by Putnam Fiduciary Trust Company. The fund is invested primarily in guaranteed investment contracts or funding agreements, synthetic guaranteed investment  contracts  or separate  accounts issued  or  wrapped  by
     insurance   companies,   banks,   or  other   financial institutions.

     The following guaranteed investment contracts were held individually by the Plan as of December 31:

                                                   Contract Value
                                                   --------------
                                                                       Contract
                                                      1996        1995    Rate
                                                   -------     -------    ----
            Allstate Life Insurance             $  735,981  $  694,977    5.90%
            John Hancock Mutual Life Insurance     946,453     875,940    8.05%
            Metropolitan Life Insurance                        835,784    8.96%
            Principal Mutual Life Insurance                    476,576    9.10%

Participant Accounts
--------------------

     Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to July 1, 1996, all investments except the MCI Common Stock Fund were valued on a dollar value basis with each fund's activity allocated to participants' accounts on a pro rata basis.

     Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. For plan years beginning on or after January 1, 1997, participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per Plan Year. Participants may change the allocation of their future contributions among the funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

Participant Loans
-----------------

     A loan feature allows participants to borrow up to one-half of the vested account balance (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Effective July 1, 1996, the Plan charges a $30 origination fee to participants for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through weekly payroll deductions. Loans can be repaid in full by a cashier's or certified check. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. During Plan years ended December 31, 1996 and 1995, $439,910 and $157,780 in loans were disbursed and principal repayments of $171,797 and $99,684, respectively, were made.

Participant Benefit Payments
----------------------------

     Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions. Effective July 1, 1996 participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan was amended effective July 1, 1996, to provide for the distribution in a lump sum of terminated participant accounts with a vested balance of less than $3,500. This distribution generally occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1996 and 1995, forfeitures included in the Plan were $5,385 and $4,293, respectively.

Plan Administration
-------------------

     The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. Prior to June 1, 1996, the recordkeeper for the Plan was Buck Consultants, Inc.

     The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intent to discontinue its contributions nor to terminate the Plan.

     The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, a collective investment trust created and maintained by Putnam Fiduciary Trust Company, a Mellon Bank mutual fund and collective trust account, and loans to participants are party-in-interest investments.


NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of MCI Communications Corporation Common Stock to participants is at the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1995, the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4). SOP 94-4 states that defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1996 were fully-benefit responsive, and therefore are stated at contract value.

Participant loans are valued at cost, which approximates fair value.

Administrative expenses of the Plan are paid by MCI Communications Corporation.

Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.


NOTE 3 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1996 and 1995 are presented on the following pages.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                             EuroPacific     Dreyfus      Putnam       Stable
                                 Growth      S&P 500      Voyager       Value
                                  Fund    Stock Index      Fund         Fund
                                -------   -----------   ----------- -----------
ASSETS
------
Non-interest bearing cash       $     0   $         0   $         0 $        64
                                -------   -----------   ----------- -----------

Contributions receivable:
  Participant .................     670         3,616         7,942       9,575
  Employer ....................       0             0             0           0
                                -------   -----------   ----------- -----------
    Total contributions receivable  670         3,616         7,942       9,575

Cash-in-transit ...............       0        12,051        21,859      11,641
Other receivables .............       0             4             0           0

Investments, at fair value:
  Participant loans ...........       0             0             0           0
  Employer securities .........       0             0             0           0
  Common/collective trusts ....       0         2,555            58   3,078,966*
  Registered investment
   companies ..................  46,512     1,936,795*    2,807,491*          0

Investments, at contract value:
  Value of guaranteed investment
   contracts ..................       0             0             0   1,682,434
                                -------   -----------   ----------- -----------
Total assets ..................  47,182     1,955,021     2,837,350   4,782,680
                                -------   -----------   ----------- -----------
LIABILITIES
-----------
Operating payables ............       0       (12,051)      (21,859)    (11,641)
                                -------   -----------   ----------- -----------

Net assets available
   for benefits ............... $47,182   $ 1,942,970   $ 2,815,491 $ 4,771,039
                                =======   ===========   =========== ===========


*  Investment represents 5% or more of the Plan's net assets.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                  Putnam       Putnam         MCI
                   New        Balanced      Common    Participant
              Opportunities  Retirement      Stock       Loans          Total
                  --------     --------   ----------    --------   ------------

ASSETS
------
Non-interest
  bearing cash .. $       0    $      0   $        0    $      0   $         64
                  ---------    --------   ----------    --------   ------------

Contributions receivable:
  Participant ...     1,514         862        6,123           0         30,302
  Employer ......         0           0        9,452           0          9,452
                  ---------    --------   ----------    --------   ------------
    Total
    contributions
    receivable ..     1,514         862       15,575           0         39,754

Cash-in-transit .     5,694           0            0           0         51,245
Other receivables         0           0           13           0             17

Investments, at fair value:
  Participant
   loans ........         0           0            0     624,892        624,892
  Employer
   securities ...         0           0    6,172,278*          0      6,172,278
  Common/
   collective
   trusts .......         7           0        8,715           0      3,090,301
  Registered
   investment
   companies ....   381,773     255,174            0           0      5,427,745

Investments, at contract value:
  Value of guaranteed
   investment
   contracts ....         0           0            0           0      1,682,434
                  ---------    --------   ----------    --------   ------------
Total assets ....   388,988     256,036    6,196,581     624,892     17,088,730
                  ---------    --------   ----------    --------   ------------
LIABILITIES
------------
Operating payables   (5,713)          0            0           0        (51,264)
                  ---------    --------   ----------    --------   ------------

Net assets available
for benefits .... $ 383,275    $256,036   $6,196,581    $624,892   $ 17,037,466
                  =========    ========   ==========    ========   ============


*  Investment represents 5% or more of the Plan's net assets.

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                               Long-Term
               Putnam   MCI Common  Dreyfus      Fixed
               Voyager     Stock   S&P Stock     Income Participant   Total
                Fund       Fund    Index Fund     Fund     Loans      Funds
             ---------- ---------- ---------- ----------- -------- -----------

Assets
------
Non-interest
 bearing
 cash        $   50,460 $    1,167 $   27,550 $         0 $      0 $    79,177

Contributions receivable:
  Participant
  Employer            0         40          0           0        0          40
             ---------- ---------- ---------- ----------- -------- -----------
    Total
     contributions
     receivable       0         40          0           0        0          40
              --------- ---------- ---------- ----------- -------- -----------
Investments, at fair value:

 Employer
  securities          0  4,168,087*         0           0        0   4,168,087
 Common/
  collective
  Trusts            806     43,792          0   1,766,042*       0   1,810,640
 Registered
  investment
  companies   2,199,148*         0  1,553,277*          0        0   3,752,425
 Participant
  loans               0          0          0           0  390,896     390,896

Investments, at contract value:

Value of guaranteed
 investment
 contracts            0          0          0   2,883,276*       0   2,883,276
             ---------- ---------- ---------- ----------- -------- -----------
Total assets  2,250,414  4,213,086  1,580,827   4,649,318  390,896  13,084,541
             ---------- ---------- ---------- ----------- -------- -----------
Liabilities
------------
Operating
 payables             0          0          0     (3,392)        0      (3,392)
             ---------- ---------- ---------- ----------- -------- -----------
Net assets
 available for
 benefits    $2,250,414 $4,213,086 $1,580,827 $4,645,926  $390,896 $13,081,149
             ========== ========== ========== =========== ======== ===========

* Investment represents 5% or more of the Plan's net assets.

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                      EuroPacific      Dreyfus         Putnam         Stable
                        Growth         S&P 500         Voyager        Value
                         Fund        Stock Index        Fund           Fund
ADDITIONS              ---------     -----------    -----------    -----------
---------
Contributions:
  Participant ..........$ 12,178     $   247,943    $   530,588    $   587,841
  Non-cash employer ....       0               0              0              0
  Rollovers ............       0           3,149         23,448            163
                         -------     -----------    -----------    -----------
    Total contributions   12,178         251,092        554,036        588,004
                         -------     -----------    -----------    -----------

Earnings on investments
  Interest on participant
   loans ...............       0               0              0              0
  Interest on guaranteed
   investment contracts        0               0              0        169,330
  Interest on common/
   collective trusts ...       0             322            635        157,226
  Dividends on employer
   securities ..........       0               0              0              0
  Net gain(loss) from
   registered investment
   companies               3,251         380,301        295,392              0
  Net gain on sale of
   employer securities .       0               0              0              0
  Unrealized appreciation
   of assets ...........       0               0              0              0
                          ------     -----------    -----------    -----------
 Total earnings
  on investments .......   3,251         380,623        296,027        326,556
                         -------     -----------    -----------    -----------
Total additions ........  15,429         631,715        850,063        914,560
                         -------     -----------    -----------    -----------
DEDUCTIONS
----------
Participant benefit payments   0          (5,546)        (5,194)       (67,977)
Participant account fees      (7)           (129)          (175)          (360)
                         -------     -----------    -----------    -----------
Net increase ...........  15,422         626,040        844,694        846,223
                         -------     -----------    -----------    -----------
Transfers (to)/from:
  Other trust accounts .  31,640        (194,089)      (209,100)      (567,150)
  Net loans ............     335         (31,282)       (29,392)      (111,891)
  MCI Exempt 401(k) Plan    (164)        (36,136)       (38,925)       (41,454)
  MCI Non-Exempt 401(k)
   Plan ................     (51)         (2,390)        (2,200)          (615)

Net assets available for
 benefits, beginning
 of year ...............        0      1,580,827      2,250,414      4,645,926
                         --------    -----------    -----------    -----------
Net assets available for
 benefits, end of year . $ 47,182    $ 1,942,970    $ 2,815,491    $ 4,771,039
                         ========    ===========    ===========    ===========

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

             Putnam        Putnam         MCI
              New         Balanced      Common     Participant
         Opportunities   Retirement      Stock        Loans         Total
           ----------    ----------   -----------    ----------    ------------
ADDITIONS
---------
Contributions:
 Participant $  32,491    $   8,885    $   196,645    $       0    $  1,616,571
 Non-cash
  employer           0            0        518,284            0         518,284
 Rollovers       6,297            0            163            0          33,220
             ---------    ---------    -----------    ---------    ------------
 Total
  contributions 38,788        8,885        715,092            0       2,168,075

Earnings on investments
Interest on
 participant
 loans               0            0              0       36,065          36,065
Interest on
 guaranteed
 investment
 contracts           0            0              0            0         169,330
Interest on
 common/collective
 trusts              0            0              0            0         158,183
Dividends on
 employer
 securities          0            0          8,563            0           8,563
Net gain/(loss)
 from registered
 investment
 companies      (3,536)      11,473              0            0         686,881
Net gain on
 sale of employer
 securities          0            0         25,264            0          25,264
Unrealized
 appreciation
 of assets           0            0      1,112,566            0       1,112,566
             ---------    ---------    -----------    ---------    ------------
 Total earnings
  on
  investments   (3,536)      11,473      1,146,393       36,065       2,196,852
             ---------    ---------    -----------    ---------    ------------
Total
 additions      35,252       20,358      1,861,485       36,065       4,364,927
             ---------    ---------    -----------    ---------    ------------
DEDUCTIONS
----------
Participant
 benefit
 payments            0            0        (88,134)     (23,302)       (190,153)
Participant
 account fees        0            0           (109)           0            (780)
             ---------    ---------    -----------    ---------    ------------
Net increase    35,252       20,358      1,773,242       12,763       4,173,994
             ---------    ---------    -----------    ---------    ------------
Transfers (to)/from:
Other trust
 accounts      350,773      234,752        353,174            0               0
Net loans       (2,662)         955        (58,082)     232,019               0
MCI Exempt
 401(k) Plan         0            0        (82,468)     (10,786)       (209,933)
MCI Non-Exempt
 401(k) Plan       (88)         (29)        (2,371)           0          (7,744)

Net assets
 available for
 benefits,
 beginning of
 year                0            0      4,213,086      390,896      13,081,149
             ---------    ---------    -----------    ---------    ------------
Net assets
 available for
 benefits, end
 of year     $ 383,275    $ 256,036    $ 6,196,581    $ 624,892    $ 17,037,466
             =========    =========    ===========    =========    ============

                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED: DECEMBER 31, 1995

                Putnam               Dreyfus   Long-Term
                Voyager  MCI Common  S&P 500      Fixed  Participant
                 Fund      Stock    Stock Index   Income     Loans        Total
              ---------- ---------- ---------   --------- ---------   ---------
ADDITIONS
---------
Contributions:
  Non-cash
   employer   $        0 $  504,446 $       0   $       0 $       0   $ 504,446
  Participants   432,232    269,860   238,867     645,861         0   1,586,820
  Rollovers       30,000          0         0     143,336         0     173,336
              ---------- ---------- ---------   --------- ---------   ---------
  Total
   contributions 462,232    774,306   238,867     789,197         0   2,264,602
              ---------- ---------- ---------   --------- ---------   ---------
Earnings on investments:
  Interest on
   guaranteed
   investment
   contracts           0          0         0     212,599         0     212,599
  Interest on
   participant
   loans               0          0         0           0    25,748      25,748
  Dividends on
   employer
   securities          0      7,660         0           0         0       7,660
  Unrealized
   appreciation        0  1,059,467         0           0         0   1,059,467
  Net investment
   gain from
   collective
   investment
   funds of
   trustee           116      2,333      4,695     83,608         0      90,752
  Net investment
   gain from
   registered
   investment
   company       568,779          0    380,440          0         0     949,219
              ---------- ----------  ---------  --------- ---------   ---------
  Total earnings
   on
   investments   568,895  1,069,460    385,135    296,207    25,748   2,345,445
              ---------- ----------  ---------  --------- ---------   ---------
  Total
   additions   1,031,127  1,843,766    624,002  1,085,404    25,748   4,610,047

DEDUCTIONS
----------
  Participant
  Benefit
  Payments       (29,470)   (74,946)  ( 21,261)  (115,664)        0    (241,341)
              ---------- ----------  ---------  --------- ---------   ---------
  Net Increase 1,001,657  1,768,820    602,741    969,740    25,748   4,368,706

 Transfers (to) from:
  MCI Retirement
   Savings Plan  (31,562)   (39,706)   ( 7,922)  ( 40,298)  ( 9,350)   (128,838)
  Other trust
   accounts       64,453     27,138     31,746   (123,337)        0           0
  Net loans      ( 9,137)  ( 11,574)   ( 9,574)   ( 2,062)   32,347           0

 Net assets
  available for
  benefits,
  beginning of
  year         1,225,003  2,468,408    963,836  3,841,883   342,151   8,841,281
              ---------- ---------- ---------- ---------- --------- -----------
 Net assets
  available for
  benefits, end
  of year     $2,250,414 $4,213,086 $1,580,827 $4,645,926 $ 390,896 $13,081,149
              ========== ========== ========== ========== ========= ===========

NOTE 4 - PARTICIPANTS' ACCOUNTS


As of December 31, 1996 and 1995, the Plan held 188,824 and 159,544 shares, respectively, of MCI Communications Corporation Common Stock at fair market values of $6,172,278 and $4,168,087, respectively. Of these shares, 18,484 and 22,163 were contributed by the Company during the Plan years ended December 31, 1996 and 1995, respectively, as the Company's matching contributions. During the Plan years ended December 31, 1996 and 1995, 3,060 and 4,045 shares, respectively, of MCI Communications Corporation Common Stock were distributed to participants. As of December 31, 1996 and 1995, the Plan's benefit claims payable was $565,907 and $571,858, which includes 5,782 and 7,230 shares of MCI Communications Corporation Common Stock at fair market values of $188,999 and $188,884, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.


NOTE 5 - TRANSFER OF ASSETS (FROM) THE PLAN

During the year ended December 31, 1996 and 1995, certain participants transferred between the Plan and the MCI Communications Corporation 401(k) Plan for Exempt Employees (formerly the MCI Communications Corporation Retirement Savings Plan). During the years ended December 31, 1996 and 1995, assets valued at $209,933 and $128,838, respectively, including 3,012 and 2,101 shares of MCI Communications Corporation Common Stock at a fair value of $82,468 and $39,706, respectively, were transferred from the Plan.

During the year ended December 31, 1996, certain participants transferred between the Plan and the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees (formerly the MCI Communications Corporation Consumer Markets 401(k) Plan). During the year ended December 31, 1996, assets valued at $7,744, including 85 shares of MCI Communications Corporation Common Stock at a fair value of $2,371 were transferred from the Plan.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter, dated September 3, 1992, from the Internal Revenue Service covering the Plan as amended through February 1, 1990 stating that the Plan, as designed is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code ("Code"), and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan has been amended and restated; however, the Plan Administrator believes the Plan is being operated in a manner designed to maintain its tax-qualified status. In addition, the Company will apply for a new determination letter covering the Plan, as restated, and expects to receive a favorable determination.


NOTE 7 - MERGER AGREEMENT

Effective November 3, 1996, MCI Communications Corporation ("MCI") and British Telecommunications, plc ("BT") entered into an Agreement and Plan of Merger ("the Merger"). As a result of the proposed merger, the stockholders of MCI and BT will become the owners of a combined company, renamed Concert plc (Concert). Under the terms of the Merger, each outstanding share of the MCI's common stock (other than treasury shares and shares owned by BT including the shares of Class A common stock) will be converted into the right to receive (i) .54 American Depository Share (ADS) of Concert, each ADS representing ten ordinary shares of 25 pence each of Concert (with cash being paid in lieu of fractional ADSs), and
(ii) $6.00 in cash.

The shareholders of the respective companies approved the Merger at meetings held on April 2, 1997 and April 15, 1997, respectively. Completion of the Merger is subject to certain conditions, including the receipt of required regulatory approvals. MCI expects to complete the Merger in the fall of 1997.

SCHEDULE I
                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
            ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                       NUMBER                       CURRENT
                                         OF                         VALUE AT
                                       SHARES          COST         12/31/96
                                      --------        ------      ----------
DESCRIPTION/ISSUER
-------------------
LOANS TO PARTICIPANTS
  *Participant loan accounts
   (rates range 7%-10%)
   (maturities range 1997-2011)                   $         0    $   624,892
                                                                 -----------
INTEREST IN COLLECTIVE INVESTMENT FUNDS

   *Putnam Stable Value Fund                        3,078,966      3,078,966

   *Mellon Bank Temporary
       Investment Fund                                 11,335    $    11,335
                                                                 -----------
Total interest in collective
   investment funds                                              $ 3,090,301
                                                                 -----------
INTEREST IN REGISTERED INVESTMENT COMPANIES

  EuroPacific Growth Fund                1,786         44,614         46,512

  Dreyfus S&P 500 Stock Index          121,734      1,368,591      1,936,795

 *Putnam Voyager Fund                  174,161      2,230,029      2,807,491

 *Putnam New Opportunities Fund          9,396        388,417        381,773

 *Putnam Balanced Retirement Fund       24,678        255,671        255,174
                                                                 -----------
Total interest in registered
  investment companies                                             5,427,745
                                                                 -----------
GUARANTEED INVESTMENT CONTRACTS**

  Allstate Life Insurance
  (5.90% matures 7/1/98)                              735,981        735,981
  John Hancock Mutual Life
  (8.05% matures 6/30/99)                             946,453        946,453
                                                                 -----------
  Total guaranteed investment contracts                            1,682,434
                                                                 -----------
COMMON STOCK

   * MCI Communications Corporation    188,824      3,958,885      6,172,278
                                                                 -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                        $16,997,650
                                                                 ===========
  *  Denotes a party-in-interest
  ** Current value is considered to be contract value



                                    Page 21

SCHEDULE II



                        WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                 EIN: 13-1989550
                  ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


Transaction or series of transactions  exceeding 5% of beginning fair value of plan  assets  for the plan year  January  1, 1996 to  December  31,  1996 are
considered   reportable   transactions.   Fair  value  at  January  1,  1996  is
$13,084,541. Five percent (5%) of fair value is $654,227.

                                                                                                    Current
Identity                                                                 Expense                    Value Of
of       Description                                                     Incurred                   Asset on
Party        Of                Purchase        Selling       Lease         With        Cost of     Transaction             Net
Involved   Asset               Price            Price        Rental     Transaction     Asset          Date            Gain/(Loss)
--------   -----               -----            -----        ------        -----        -----          ----            -----------



          *Mellon Trust EB
           Temporary           $2,234,850        $2,269,331                             $4,504,181     $4,504,181
           Investment Fund    486 Purchases       188 Sales



           Metropolitan Life
           GIC Contract                 0           872,258                                872,258        872,258
           GAC #12529-169       0 Purchases         3 Sales

          *Putnam                 773,139           438,615                              1,089,832      1,211,754      $   121,922
           Voyager Fund        64 Purchases        28 Sales

          *Putnam Stable        2,050,663           890,446                              2,941,109      2,941,109
           Value Fund          62 Purchases        54 Sales

          *MCI Communications
           Corporation            964,020           220,923                              1,183,531      1,184,943            1,412
           Common Stock        53 Purchases        26 Sales




*Denotes a Party-in-Interest

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            WESTERN UNION INTERNATIONAL, INC.
                                            401(k) PLAN FOR COLLECTIVELY
                                            BARGAINED EMPLOYEES


         Date: June 27, 1997




                               By:          Frank R. Conrad
                                            ---------------------------------
                                            Frank R. Conrad
                                            Controller
                                            Western Union International, Inc.